EXHIBIT 1

PAUL C. DRUEKE

NORDRUK INVESTMENT COMPANY LIMITED PARTNERSHIP

2100 RAY BROOK, SUITE 301

GRAND RAPIDS, MICHIGAN 49546

August 30, 2007

Sent VIA Certified Mail Return Receipt Requested and Facsimile to 262-523-4193

Mr. Salvatore L. Bando
President and Chief Executive Officer

The Middleton Doll Company

1050 Walnut Ridge Drive

Hartland, WI 53029-8303

Dear Mr. Bando:

Please be advised that NorDruk Investment Company Limited Partnership, a Michigan limited partnership (“NorDruk”), is a shareholder of record of 237,000 of the outstanding shares of common stock and 11,000 of the outstanding shares of the Series A Adjustable Rate Cumulative Preferred Stock (the “Series A Preferred Shares”) of The Middleton Doll Company, a Wisconsin corporation (the “Company”).  Mr. Drueke and his spouse are shareholders of record of 2,900 of the outstanding Series A Preferred Shares.

We are long-term and frustrated holders of the Company.  Based upon the Company’s Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007 and the Tender Offer Statement on Schedule TO filed by the Company with the SEC on August 15, 2007, together we own 237,000 common shares of the Company and 13,900 Series A Preferred Shares, which constitutes approximately 6.23% of the Company’s outstanding common shares and 3.35% of the outstanding Series A Preferred Shares.  We have each been a shareholder for more than six months.  The Company’s consistently poor execution, which has driven its woeful stock performance, requires more aggressive corporate actions.  In light of the recent quarter’s results, we feel compelled to speak out publicly.

The holders of the Series A Preferred Shares made an investment based upon the $25 per share liquidation and redemption value.  The Company is now offering to purchase up to 300,000 of the Series A Preferred Shares at $14 per share before the looming redemption date of July 1, 2008.  We are disappointed in the disconnect between the initial terms offered on the Series A Preferred Shares and the $14 per share currently offered by the Company.  The bottom line is that the Company has failed to generate strong earnings or growth as reflected in the most recent second quarter results.

The Company’s consumer products segment has realized losses from operations for the fiscal years ended December 31, 2002, 2003, 2004, 2005 and 2006 of $(280,107), $(2,284,175), $(4,463,641), $(2,969,985) and $(3,411,361), respectively.  The consumer products segment also incurred a net loss of $(1,391,609) for the six months ended June 30, 2007.  The Company’s management and current board are using the woeful stock performance and results of operations as a scare tactic to beat up the holders of the Series A Preferred Shares.  Most recently, members of management have put pressure on the holders of the Series A Preferred Shares by making telephone calls to such holders and telling them to accept the $14 per share tender without any explanation of a game plan for the consumer products segment that continues to bleed money or any alternatives that the Company could pursue to provide the holders of the Series A Preferred Shares with what they were originally offered by the Company.  The holders of the Series A Preferred Shares deserve more.  There are many alternatives available to the Company that provide both the holders of the Series A Preferred Shares and the holders of the common shares with much more attractive returns.

The Board of Directors needs to seriously consider strategic alternatives that enhance shareholder value.  Specifically, we believe the Company should immediately take the following steps:

1.             Form a shareholders’ committee consisting of three members (i) one member designated by the Board of Directors, (ii) NorDruk would like to designate a member and (ii) one additional shareholder of the Company (who is not currently a director, employee or affiliate of the Company) to evaluate and recommend to the Board of Directors and the shareholders alternatives that could enhance shareholder value including but not limited to: (1) a split up, spin-off or sale of the financial services segment or consumer products segment; (2) a merger or outright sale of the Company (as a whole or in parts); or (3) a going private transaction.

2.             Request that the two current directors elected by the holders of the Series A Preferred Shares resign as directors.

3.             Request that the members of the Board of Directors waive their right to receive any compensation until the Company turns profitable.

Pursuant to (i) Section 180.1602 of the Wisconsin Business Corporation Law, as amended (the “WBCL”), and (ii) the common law of the State of Wisconsin, in our capacity as shareholders of the Company, we hereby demand the right, for each of the purposes stated below, as promptly as practicable and, in any event, no later than the fifth business day after the date of delivery of this letter, to examine, and make extracts from, during the usual hours of business of the Company, the books and records of account, minutes and record of shareholders of the Company, including the record of the names and addresses of all the Company’s shareholders, in alphabetical order by class of shares showing the number and class of shares held by each contemplated by Section 180.1602 of the WBCL.

Pursuant to Section 180.1602 of the WBCL and the common law of the State of Wisconsin, we are entitled to, and hereby demand, as part of the foregoing demand for examination and extracting, for each of the purposes stated below, the following:

1.

A complete record or list of the Company’s shareholders, certified by its transfer agent(s) and/or registrar(s), arranged in alphabetical order, separated by class, showing the name and address of each shareholder and the number of shares registered in the name of each such shareholder.

2.	The listings described in paragraph 1 above, organized in each case to show the shareholders in numerical order by declining ownership of shares and separated by class.

3.

All information and listings now or hereafter in the possession or control of the Company, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies, voting trustees or nominees of any central certificate depository system, concerning the number and identity of, and the number of shares held by, the banks, brokers and other financial institutions holding the Company’s stock for customer accounts, including a breakdown (in alphabetical order, if available) of any holdings in the name of any depository or other nominee.

4.

All omnibus proxies and related respondent bank listings issued pursuant to Rule 14b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which now or hereafter are in the Company’s possession or control, or which can reasonably be obtained by the Company.

5.

All information in the Company’s possession or control, or which can be reasonably obtained from nominees of any central certificate depository system, any bank, broker or any other nominees concerning the number and identity of the actual beneficial owners of the Company’s stock, including a breakdown of any holders in the name of Cede & Co., Philadep, DLJ, or any other similar securities depository or nominees, and concerning the number and identity of employees of the Company entitled to direct the voting of any the Company’s capital stock pursuant to any employee stock plan, and a copy of the material request from ADP Proxy Services.

6.

All information now or hereafter in the Company’s possession or control, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies, voting trustees or nominees, including nominees of any central certificate depository system, acquired pursuant to Rule 14b-1(b) and/or Rule 14b-2(b) of the Exchange Act, or otherwise, concerning the names and addresses of, and the number of shares held by, the beneficial owners of the Company’s stock whose shares are held of record by brokers, dealers, banks or their nominees, including, but not limited to, any list of non-objecting or consenting beneficial owners (commonly referred to as a “NOBO” or “COBO” list, respectively), each in descending balance order.

7.

A list of shareholders of the Company who are participants in any Company employee stock ownership plan, employee stock purchase plan, dividend reinvestment plan or any similar plan in which voting of stock under the plan is controlled, directly or indirectly, individually or collectively, by such plan’s participants, showing (i) the name and address of each such shareholder, (ii) the number of shares of stock of the Company held by any such plan in the name of each such participant and (iii) the method by which the shareholder or its agents may communicate with such participant.

8.	A list of all holders of shares of the Company’s stock owning 1,000 or more shares, arranged in descending order and separated by class.

Each item is requested to be complete and correct as of the date hereof.  We request that the information described in paragraphs 1 through 8 be provided both in hard copy and on magnetic computer tape or diskette with such computer processing data as necessary to make use of such magnetic tape or diskette.

The purposes for which we intend to effect the examination and make extracts and receive the items demanded in paragraphs 1 through 8 above are as follows:

1.

For the purpose of communicating with the other shareholders of the Company as to whether or not, in their opinion, the present management (i.e., officers and directors) are managing the Company’s affairs in a proper manner; and

2.	For the purpose of communicating with the other shareholders of the Company with respect to matters relating to their mutual interests as shareholders.

Please advise Phillip D. Torrence, Esq., of  Miller, Canfield, Paddock and Stone, P.L.C. (tel.: (269) 383-5804; fax: (269) 382-0244) immediately, of the time and place for the examination and making of extracts referred to above and as to when and where the items demanded in paragraphs 1 through 8 above will be available.  We would, of course, be willing to pay a reasonable charge to reimburse you for the cost of producing the above requested information.

It is unfortunate that after our in-person meeting and telephone conversations that the Company proceeded with the $14 tender for the Series A Preferred Shares without exploring other options.  We would like to work with you on the foregoing recommendations, and it would be unfortunate if your reluctance to be engaged with us on these issues creates an adversarial relationship.  The Company’s shareholders deserve pragmatic leadership from you and a constructive dialogue with shareholders.  Moreover, the terms and conditions of the Series A Preferred Shares are contractual obligations of the Company that need to be taken seriously.  Finally, we do not need to remind you and your fellow Directors of your fiduciary duties, so we will hold you accountable for actions that are not in the best interests of the shareholders of the Company including the holders of the Series A Preferred Shares.

Please direct any questions or comments respecting this letter to Phillip D. Torrence, Esq., of  Miller, Canfield, Paddock and Stone, P.L.C. (tel.: (269) 383-5804; fax: (269) 382-0244).

Personal regards,

NORDRUK INVESTMENT COMPANY LIMITED PARTNERSHIP

By:	/s/ Paul C. Drueke	/s/ Paul C. Drueke
Name:	Paul C. Drueke	Paul C. Drueke
Title:	General Partner

Cc:	Corporate Secretary
Mr. Peter A. Fischer
Mr. David Geraldson
Mr. Jeffrey B. Rusinow
Mr. Douglas M. Schosser
Mr. Kenneth A. Werner, Jr.
Phillip D. Torrence, Esq.